Exhibit 99.1

PRESS RELEASE

Paris, France	11 May 2006

Sales for first nine months (at 31 March 2006): +67.4%

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Continued dynamic growth of Group’s premium brands

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Good results for ex-Allied Domecq major brands during the 3rd quarter

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Confirmation of guidance of net current profit per share for the 2005/06 financial year at the higher end of the € 7.25 - € 7.60 range

For the first nine months of the 2005/06 financial year, Pernod Ricard recorded consolidated sales (excl. duties and taxes) of € 4,571 million, a +67.4% increase compared to the previous period.  This strong growth resulted from:

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a significant increase in the scope of consolidation (+61.0%), which included both an 8 months contribution by Allied Domecq and the disposal of the following brands: Bushmills, Seagram’s Vodka, Larios and Glen Grant,

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a +4.0% organic growth rate, excluding spirit bulk sales,

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a +3.9% favourable foreign exchange impact.

Continued good performance by Group original premium brands

Pernod Ricard’s premium brands have recorded strong growth from the beginning of the financial year, as follows: Chivas Regal (+10%), Jameson (+14%), Martell (+8%), The Glenlivet (+14%).  Sales value of Pernod Ricard 12 key brands thus increased by +7%, which represents an organic growth significantly higher than the +1% volume growth, reflecting the premiumisation of the portfolio.

Spirits drove the good performance (+5.3%* organic growth), while the Wine business declined   by (2.9)%, as a result in particular of the decrease in sales of low margin Bag in Box wines in Australia. Overall, organic growth was +4.0%* for the first nine months and +1.5%* for the 3rd quarter.

Very good 3rd quarter for ex-Allied Domecq major brands

Ex-Allied Domecq brands sales amounted to € 538 million for the 3rd quarter and to a cumulative    € 1,777 million since 26 July 2005, when Allied Domecq was acquired by Pernod Ricard.  Performance of most of ex-Allied Domecq brands improved in the 3rd quarter:

	H1	Q3
- Stolichnaya	+10%	+39%
- Malibu	+3%	+17%
- Beefeater	-7%	+20%
- Kahlua	-12%	+9%
- Ballantine’s	-11%	-9%

The good results achieved by a number of key brand/market combinations, such as Beefeater in Spain, Malibu and Stolichnaya in the US and Ballantine’s in Asia, as well as inventory rebuilding by new distributors in the US explain this good performance.

* Excluding spirits bulk sales

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Growth primarily driven by Asia and the Americas

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Asia / Rest of the World: € 1,307 million (+73.6%)

For the first 9 months, the consolidation scope growth impact was +58.5 % and the +9.1% organic growth was primarily generated by Chivas Regal, Martell and Royal Salute.

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Excluding Thailand, which is experiencing difficulties, Asia grew by +28%.

- Chivas Regal growth continued in Chinese Asia, due in particular to the success of Chivas 18 years,

- Martell registered very strong growth at the top of its range (XO, Cordon Bleu, Noblige) in all Asian markets.  Martell became the n°2 cognac in China,

- Royal Salute, an ultra premium whisky, continued its double-digit growth.

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Premium spirit and wine sales increased satisfactorily in Australia.  However, low margin table wine sales recorded a sharp decline, generating a modest decrease in organic sales growth (1)% in this market at the end of March 2006.

3rd quarter organic growth for the region was +1.1%.  Growth was limited by the following factors:

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sales in anticipation of the Chinese New Year in the previous quarter.  China, however, remains a very dynamic market, with a +17% organic sales growth in the 3rd quarter and +63% for the nine months to date,

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difficulties experienced by the Thai market, illustrated by the decline of 100 Pipers (28)% and Master Blend (55)%.

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Americas: € 1,262 million (+130.9%); +7.0% organic growth

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US organic sales growth in the first nine months was +4.9%, due to good performances by Jameson, The Glenlivet, Wild Turkey and Seagram’s Gin.

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At the end of March 2006, South America registered strong organic sales growth of +14.6%. The most dynamic markets of this area were Venezuela and Central America, due to strong sales of Chivas Regal and Something Special, Brazil with a good performance by Montilla rum and Cuba with Havana Club.

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Europe: € 1,520 million (+50.1%)

Europe had organic growth of +0.4% excluding spirits bulk sales. Growth by Chivas Regal, Jameson and Havana Club offset the significant decline of Amaro Ramazzotti in Germany (large sales in March 2005 prior to a price increase) and Ricard for sales on the Spanish and Italian borders and Jacob’s Creek in the United Kingdom.

Russia, Greece and Ireland achieved good results, whereas the German and Italian markets experienced difficulties.

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France: € 482 million (+26.1%)

France remains a market of contrasts ((1.7)% negative organic growth for the first nine months).  Organic growth of spirits in the 3rd quarter was close to zero particularly due to the good performance by Jameson, Chivas Regal, Havana Club and Clan Campbell.

In addition, Malibu and Ballantine’s recorded growth.

Payment of an interim dividend of € 1.12 per share

The Board of Directors of Pernod Ricard decided at its meeting of 10 May 2006 to pay an interim dividend of € 1.12 per share.  Payment will be effective on 5 July 2006.  The balance will be paid in November following its approval by the General Meeting of Tuesday, 7 November 2006.

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Conclusion

The growth of the original portfolio of Pernod Ricard was sustained despite the adverse effect of technical factors and a high comparable figures for last fiscal year.

Growth, particularly by the premium brands, was strong and should lead to improved profit margins for this portfolio.

In addition, the ex-Allied Domecq brands had a good third quarter due to positive developments in a number of key brand/market combinations.

All these good results enable confirmation of our guidance of net current profit per share for the financial year 2005/06 at the top of a range of € 7.25 to € 7.60 per share*.

* +10 to +15% growth compared to net current profit per share of € 6.6 pro forma for the 12 month period 2004/05.

Next press release: 2005/06 financial year sales, Thursday, 27 July 2006

For more information, please contact:

Francisco de la VEGA, Communications VP,	Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP,	Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager,	Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16 – SOCIETE ANONYME WITH SHARE CAPITAL OF € 290,383,913
TELEPHONE: + 33 1 41 00 41 00 – FAX: + 33 1 41 00 40 85 – R.C.S. PARIS B 582 041 943

Appendices (9 months 2006)*

Sales split as at 31 March 2006 (€ millions)

	31.03.05 9 months		31.03.06 9 months		Variation		Organic growth (excluding bulk impact)		Organic growth (including bulk impact)		Forex impact		Perimeter impact (excluding bulk impact)		Bulk impact **

Wine & Spirits France	382.0	14%	481.8	11%	99.8	26%	-6.5	-1.7%	-6.5	-1.7%	0.0	0.0%	106.3	27.8%	-26.9
Wine & Spirits Europe	1,012.5	38%	1,520.1	33%	507.6	50%	3.9	0.4%	-23.0	-2.4%	9.0	1.0%	521.6	51.5%
Wine & Spirits Americas	546.4	20%	1,261.7	28%	715.3	131%	36.6	7.0%	36.6	7.0%	45.2	8.7%	633.5	115.9%
Wine & Spirits Asia/ROW	752.8	28%	1,307.0	29%	554.2	74%	68.2	9.1%	68.2	9.1%	45.5	6.1%	440.5	58.5%

Total Wine & Spirits	2,693.7	99%	4,570.5	100%	1,876.9	70%	102.2	4.0%	75.3	2.9%	99.7	3.9%	1,701.9	63.2%	-26.9

Total Other Business	35.8	1%	0.0	0%	-35.8	-100%	0.0	0.0%	0.0	0.0%	0.0	0.0%	-35.8	-100.0%	0.0

Total Group	2,729.5	100%	4,570.5	100%	1,841.1	67%	102.2	4.0%	75.3	2.9%	99.7	3.9%	1,666.1	61.0%	-26.9

Under IFRS norms.

** Including -20.3 M€ during Q3.

Volume Growth by Historical PR key brands

	31.03.06 9 months	MAT

Havana Club	14%	16%
Jameson	14%	14%
The Glenlivet	14%	14%
Chivas Regal	10%	12%
Martell	8%	8%
Seagram’s Gin	5%	7%
Wild Turkey	4%	7%
Jacob’s Creek	-1%	1%
Clan Campbell	-2%	-1%
Ricard	-5%	-4%
Pastis 51	-11%	-9%
Amaro Ramazzotti	-14%	-13%
12 key brands	1%	3%

Volume Growth by Allied Domecq key brands

	31.03.06 9 months	31.03.06 MAT

Stolichnaya	19%	21%
Malibu	8%	10%
Montana	4%	20%
Beefeater	1%	3%
Mumm	-4%	-3%
Kahlua	-5%	-1%
Perrier Jouet	-5%	-12%
Ballantine’s	-11%	-4%
Total	-1%	4%

Forex impact Wine & Spirits

		Var	Currency impact (M€)	Currency impact (%)

US dollar US and ass.	USD	6%	48.1	48%
USD	USD	6%	31.1	31%
MYR, HKD, CNY	Ass.	6%	17.0	17%
Canadian dollar	CAD	13%	3.8	4%
Australian dollar	AUD	6%	7.7	8%
Brasilian real	BRL	31%	15.3	15%
Indian roupie	INR	7%	4.6	5%
Thai bath	THB	5%	6.8	7%
Other currencies			13.4	13%
Total			99.7	100%

* Period from the 1 July 2005 to the 31 March 2006.

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16 – SOCIETE ANONYME WITH SHARE CAPITAL OF € 290,383,913
TELEPHONE: + 33 1 41 00 41 00 – FAX: + 33 1 41 00 40 85 – R.C.S. PARIS B 582 041 943